Mr. Michael L. Kosoff
March 21, 2008

March 21, 2008

VIA OVERNIGHT MAIL

Mr. Michael L. Kosoff

Staff Attorney

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Hartford Life Insurance Company
Separate Account VL II
Initial Registration Statement on Form N-6
Files Nos. 333-148815; 811-07271

Hartford Life and Annuity Insurance Company
Separate Account VL II
Initial Registration Statement on Form N-6
File Nos. 333-148817; 811-07273

Dear Mr. Kosoff:

Thank you for your comments on March 20, 2008 regarding the above captioned filings made on January 23, 2008. Presented below are the responses to your comments.

1.             Summary of Benefits and Risks (p. 3)

Comment (a): With regard to the withdrawal limitations, please explain supplementally how the limit on the number of withdrawals in a given period of time does not violate section 22(e) of the Investment Company Act of 1940.

Response: Section 22(e) of the Investment Company Act of 1940 states in part that “No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption except . . .” The policy limits a contract owner to making one partial withdrawal per month. There are no restrictions or limitations on a contract owner’s right to redeem the security (i.e., the policy). A contract owner may request a full surrender of the policy at any time.

Comment (b): The Loan subsection states that the policy secures any loan made. To avoid the impression that would be so regardless of the Cash Surrender Value in the policy, please revise the sentence to note that the Cash Surrender Value in the policy secures loans made.

Response: In some circumstances, the policy’s death benefit secures the policy loan (e.g., in the instance where an insured dies with a policy loan outstanding and they have chosen a level death benefit option); therefore we think it is accurate to leave the disclosure as currently written.

2.             Fee Tables (p. 5)

Comment (a) The fee table uses the phrase “year” and “policy year” interchangeably. For clarity, please use the phrase “policy year” consistently. In addition, please make this change throughout the prospectus, as applicable (e.g., the discussion on Mortality and Expense Risk Charge on page 14).

Response: We have revised the disclosure as requested.

Comment (b): Inasmuch as many of the charges use the phrase “Maximum Charge,” for clarity please use the phrase for all charges where there is no indication provide (e.g., Mortality and Risk Expense).

Response: We have revised the disclosure as requested.

3.             Annual Fund Operating Expenses (p. 10)

Comment (a): In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please describe that some funds may also impose a short-term redemption fee.

Response: None of the funds offered impose short-term trading fees.

Comment (b): Please confirm supplementally that the range of portfolio expenses reflect gross fees.

Response: The range of portfolio expenses reflects the gross fund fees.

Comment (c): Please note that contractual waivers and reimbursements ending in less that one year from the effective date of the prospectus cannot be reflected in the fee table.

Response: Contractual waivers and reimbursements ending in less than one year from the effective date of the prospectus will not be reflected in the fee table.

Comment (d): Please include footnotes to the individual fund fee tables describing the contractual fee waivers or expense reimbursements listed in the individual fund fee tables.

Response: Footnotes will be included in the table.

4.             Voting Rights (p. 12)

Comment: Please include language to the affect that, as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.

Response: We have added the requested disclosure.

5.             Front-end Sales Load (p. 13)

Comment (a): Please describe the purpose of the charge in this section as per Item 5(a) of Form N-6, rather than in the SAI.

Response: We have added the following disclosure to the prospectus: “The front-end sales load may by used to cover expenses related to the sale and distribution of the policies.”

6.             Mortality and Expense Risk Charge (p. 14)

Comment: Please clarify what is meant by “on a current basis.”

Reponse: To clarify, we have added the following disclosure after the word current: “(the amount we are currently charging).”

7.             Free- Look Period (p. 15)

Comment (a):  Please confirm supplementally that the return of account value includes the return of the amount previously deducted as a front-end sales charge.

Response: The return of account value includes the amount previously deducted as a front-end sales charge.

Comment (b): Please clarify that the investor rescinding the contract in those states that require a refund of purchase payments will receive the greater of account value, less indebtedness, and purchase payments.

Response: Policy owners rescinding the policy in those states that require a refund of purchase payments receive the greater of account value, less indebtedness, and purchase payments.

8.             Limitations on Transfers to the Fixed Account (p. 17-18)

Comment (a): Please confirm that one can only allocate money to the fixed account during the first eighteen months after the policy is issued.

Response: This section is meant to address New York specific requirements and only applies to policies issued by Hartford Life Insurance Company. Policy owners can allocate money to the Fixed Account at any time. There are additional options available for policies issued by Hartford Life Insurance Company. These options are described in this section. To clarify this we have changed the title of this section to “Transfers to the Fixed Account – Additional Options Available to policies issued by Hartford Life Insurance Company.”  In addition we added the following opening sentence to the section: “Amounts may be transferred among the Sub-Accounts to the Fixed Account at any time. For policies issued by Hartford Life Insurance Company, there are some additional options regarding the Fixed Account.

Comment (b): This prospectus lists several difference circumstances under which amounts may be transferred to the Fixed Account. Please clarify whether this is intended as an exclusive list of those circumstances.

Response: Amounts may be transferred to the Fixed Account at any time. The added disclosure above should clarify this.

Comment (c): The prospectus notes that amounts may be transferred “if a material change is made to the investment policy of the Separate Account.” We understand the Separate Account to be an unmanaged separate account; if so; please clarify supplementally what investment policy is referred to.  In addition, please clarify supplementally what is intended by the phrase “material” and who makes the determination as to whether a change in policy qualifies as a material change.

Response: The Separate Account is an unmanaged separate account. 11 NYCRR 54.4 (c) and 54.6 (b)(12) requires a variable life insurance policy to contain a conversion privilege to a fixed policy in the event there is a “material change” in the “Investment policy” of a separate account. New York also allows insurance companies to fulfill this requirement by allowing a policy owner to transfer all of their policy value to the Fixed Account.

9.             Child Insurance Rider (p. 19)

Comment: Please clarify in this section and in the fee table whether the charge is on a per child basis.

Response: The charge is not a per child basis. We have added disclosure to clarify this.

10.          Death Benefits (p. 25)

Comment: Please explain supplementally why Option D is called “Decreasing Option.”

Response: Option D is called the “Decreasing Option” because once you change to Death Benefit Option D, the Death Benefit will be the current face amount plus the lesser of: (a) the Account Value on the date we receive due proof of the Insured’s death or (b) the Option Adjustment Amount. The Option Adjustment Amount equals the Account Value on the date of the change and thereafter, the Option Adjustment Amount will be reduced by any Withdrawals. Therefore, when you choose Option D, you want your death benefit to “decrease” (so your net amount of risk and your cost of insurance charges also decrease) when you take withdrawals.

11.          Policy Loan Rates (p. 27)

Comment: Please explain the concept of an effective interest rate, so the figure in the fee table (5%) can be reconciled with the figures in the Policy Loan Rate table.

Response: We add the following underlined disclosure to the heading of the Policy Loan Rate table so that the 5% figure in the fee table can be reconciled with the figures shown in the table: Maximum Interest Rate Charged equals the Fixed Account Minimum Crediting Rate (3%) Plus:”

12.          References to NASD

Comment: Please update any references to the NASD (to FINRA), applicable.

Response: The changes will be made.

13.          Series and Class Identifiers

Comment: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response: Registrant confirms that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers.

14.          Powers of Attorney

Comment: Please include new Powers of Attorney that specifically describe these registration statements by name or ‘33 Act file number as per Rule 483(b)

Response: Agreed.

15.          Guarantees and Support Agreements

Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: Registrant confirms that as of the date hereof, there are no guarantees or support agreements with third parties to support any of the company’s guarantees. The applicable insurer will be primarily responsible for paying out on any guarantees associated with the contracts in question. The company has reinsurance agreements that may cover some or all of the guarantees associated with the policy.

16.          Financial Statements, Exhibits, and Other Information

Comment: Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

Response: The financial statements and exhibits will be filed by pre-effective amendments to the registration statements.

17.          Tandy Representation

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request that:

•                should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•                the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•                the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the above captioned prospectus and related statement of additional information for the above referenced registration statements filed on
Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
AVP & Senior Counsel